OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

General Communication, Inc.
(Name of Issuer)
Class A Common Stock, no par value (“Class A Common Stock”)
Class B Common Stock, no par value (“Class B Common Stock”)
(Title of Class of Securities)
Class A Common Stock: 369385 10 9
Class B Common Stock: 369385 20 8
(CUSIP Number)
Jonathan H. Steeler, Esq.
Isaacson Rosenbaum P.C.
633 17th Street, Suite 2200
Denver, CO 80202
(303)-292-5656
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP Nos.	Class A Common Stock 369385 10 9 Class B Common Stock 369385 20 8

1	NAMES OF REPORTING PERSONS: Estate of Kim Magness

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Colorado

	7	SOLE VOTING POWER:

NUMBER OF		Class A Common Stock: 0 (1) Class B Common Stock: 0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class A Common Stock: 0 Class B Common Stock: 0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class A Common Stock: 0 (1) Class B Common Stock: 0

WITH	10	SHARED DISPOSITIVE POWER:

Class A Common Stock: 0 Class B Common Stock: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class A Common Stock: 0 (1)(2) Class B Common Stock: 0 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Class A Common Stock: 0.00% Class B Common Stock: 0.00%%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
This Amendment No. 2 amends and supplements the Schedule 13D dated November 30, 2004, as amended by Amendment No. 1 thereto filed April 14, 2006, and relates to the Class A Common Stock and Class B Common Stock of General Communication, Inc.
FOOTNOTES
(1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common stock shown in rows 7 through 11 consists solely of those shares of Class A Common Stock to be received upon conversion of all shares of Class B Common Stock beneficially owned by the Estate.
(2) See Item 5

Item 1. Security and Issuer.
     Item 1 of the Schedule 13D is unchanged.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is unchanged.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended and restated as follows:
     The distribution of the Company Securities by Magness Securities and Magness FT were made in connection with the administration of the Estate by the co-personal representatives thereof.
     On April 28, 2006, Issuer repurchased the remaining 310,304 shares of the Estate’s Class B Common Stock pursuant to Issuer’s stock repurchase plan referenced in Part 2, Item 5 of Issuer’s most recent 10-K filed with the Securities and Exchange Commission on 03/16/06. The Estate disposed of its remaining 310,304 shares in the course of closing administration of the Estate.
     The Estate has no present plan or proposal that relates to or would result in:
(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is amended and restated as follows:
(a) The aggregate number and percentage of the Company Securities beneficially owned by the Estate are as follows:

	Amount and Nature of	Percent of	Aggregate Voting
Title of Class	Beneficial Ownership	Class Power	Power
Class A Common Stock	0	0.00%	0.00%
Class B Common Stock	0	0.00%

(b) The following indicates the number of shares of Company Securities as to which the Estate has sole voting power, shared voting power, sole dispositive power, or shared dispositive power:

Title of Class	Sole Voting Power		Shared Voting Power
Class A Common Stock	0	(1)	0
Class B Common Stock	0		0

Title of Class	Sole Dispositive Power		Shared Dispositive Power
Class A Common Stock	0	(1)	0
Class B Common Stock	0		0
     (1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common Stock shown in this Item 5 consists solely of those shares of Class A Common stock to be received upon conversion of all shares of Class B Common Stock beneficially owned by the Estate.
(c) The following transactions in the class of securities reported were effected since the most recent filing on Schedule 13D on April 14, 2006:
     (1) Identity of person who effected the transaction: Estate of Kim Magness.
     (2) Date of transaction: 04/28/06.
     (3) Amount of securities involved: 310,304 shares of Class B Common Stock.
     (4) Price per share or unit: $11.40 per share.
     (5) Where and how the transaction was effected: Issuer repurchased 310,304 shares of the Estate’s Class B Common Stock pursuant to Issuer’s stock repurchase plan referenced in Part 2, Item 5 of Issuer’s most recent 10-K filed with the Securities and Exchange Commission on 03/16/06.
(d) No person is known by the Estate to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.
(e) As of April 28, 2006, the Estate is no longer the beneficial owner of 5.0% or more of any equity security of a class of the Issuer’s Common Stock. Accordingly, this Amendment is the final amendment to the Schedule 13D and is an exit filing.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is unchanged.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is unchanged.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 3, 2006
Date
ESTATE OF KIM MAGNESS

By:	/s/ David Johnson

David Johnson, Personal Representative